Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Belden Inc. for the registration of debt securities, warrants, common stock, preferred stock, depositary shares, purchase contracts, or units and to the incorporation by reference therein of our reports dated February 20, 2019, with respect to the consolidated financial statements and schedule of Belden Inc., and the effectiveness of internal control over financial reporting of Belden Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri

March 29, 2019